Exhibit (a)(8)

FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office (212) 250-7171, Media
Closed-end Funds (800) 349-4281, Investors

DWS GLOBAL COMMODITIES STOCK FUND, INC. ANNOUNCES APPROVAL OF
TENDER OFFER AND INTENTION TO CONSIDER FUTURE ADDITIONAL
DISCOUNT REDUCING MEASURES
NEW YORK, NY, May 27, 2008 — TENDER OFFER. The Board of Directors of DWS Global Commodities Stock Fund, Inc. (the “Fund”) (NYSE: GCS) has approved a cash tender offer for approximately 5% of the Fund’s outstanding shares at a price per share equal to 98% of the net asset value per share as of the day after the day the offer expires. If more than 5% of the Fund’s outstanding shares are tendered in the offer, the Fund will purchase shares from tendering shareholders (including odd lot shareholders) on a pro rata basis. The tender offer will commence on or about June 9, 2008 and will remain open through July 14, 2008, unless extended.
The Fund is conducting the offer in connection with a program of tender offers for its common stock announced at the time of the Fund’s launch in September 2004. The Board of Directors has authorized a program of tender offers for the Fund’s common stock for six consecutive semi-annual periods of operation beginning with the semiannual period ending December 2005. In the event that the common stock has traded at an average discount from net asset value of more than 10% for the 12 weeks immediately preceding the end of the first quarter of such semi-annual period (i.e., the first calendar quarter and the third calendar quarter), the Fund, under normal circumstances, anticipated making offers to purchase up to 5% of its outstanding common stock at or near net asset value. The Fund’s shares traded at an average discount from net asset value of over 10% for the 12 weeks immediately preceding the end of the first quarter of 2008. There can be no assurance that the tender offer would cause the common shares to trade at a price equal to their net asset value or reduce the spread between the market price and the net asset value per common share.
ADDITIONAL MEASURES TO BE CONSIDERED. This offering would be the final semi-annual offering under the program described above. Because of the possibility that Fund shares may trade at a discount to their net asset value and the recognition that any such discount may not be in the best interest of shareholders, the Fund’s Board of Directors might consider from time to time engaging in open market repurchases, tender offers for shares at net asset value or other programs intended to reduce the discount. To this end, the Board has requested the Fund’s investment adviser to report on the benefits and drawbacks related to the institution of an open market repurchase program and other actions that might reduce the Fund’s trading at a discount to net asset value. If any such additional program were to be approved it would commence no earlier than after the conclusion of the Fund’s announced tender offer currently expected to expire July 14, 2008. Notice of any additional program will be given to Fund shareholders in accordance with applicable rules adopted by the Securities and Exchange Commission (“SEC”) and regular Fund practice. There can be no assurance, however, that the Board will authorize any additional tenders, share repurchases or any other action.
THE FUND. DWS Global Commodities Stock Fund, Inc. is a non-diversified, closed-end investment company currently invested in equity and commodities-linked securities of companies in commodities-related industries or issuers whose value is tied to the price of certain commodities or commodities-related indexes or parts of indices. The investment objective of the Fund is capital appreciation with total return as a secondary objective.

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There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund's shares trade. The tender offer will be made only by the Offer to Repurchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they become available to investors free of charge at the website of the SEC (www.sec.gov). Neither the Offer to Repurchase shares will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.
Investments in funds involve risks. Because the Fund concentrates its investments in securities related to commodities, market price movements, regulatory changes and economic changes as well as adverse political or financial factors could have a significant impact on the Fund’s performance. The commodity-linked structured notes and futures contracts in which the Fund expects to invest have substantial additional risks, including risk of loss of a significant portion of their principal value and liquidity risk, as well as the risk of greater volatility.
Closed-end funds, unlike open-end funds, are not continuously offered. Shares once issued are traded in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.
This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.
DWS Scudder is part of Deutsche Asset Management, which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas,
Deutsche Investment Management Americas Inc. and DWS Trust Company. Copyright © 2008
DWS Scudder Distributors, Inc.